Rule 12g3-2(b) File No. 82/5168

orange

Siège social
6, place d'Alleray
75505 Paris Cedex 15
France
Téléphone :+33 1 44 44 32 36/39
Facsimile :+33 1 44 44 53 41

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A

29 January 2003

Orange S.A
Rule 12g3-2(b) File No. 82/5168

Dear Sir or Madam:

The enclosed supplemental information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Orange S.A. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Please acknowledge receipt of this letter and its enclosures by signing the enclosed copy of this letter and returning it in the enclosed self-addressed stamped envelope.

Very truly yours,

Isabelle Dubois-Denis
Secretariat Executive

Enclosures: - Press release dated 29 January 2003 "Strong customer and revenue growth year ended 31 december 2002",
- Press release dated 29 January 2003, "Forte croissance du nombre de clients et du chiffre d'affaires pour l'exercice clos le 31 décembre 2002".

dlw 2/12

29 January 2003

03 FEB 12 AM 7:21

STRONG CUSTOMER AND REVENUE GROWTH

YEAR ENDED 31 DECEMBER 2002

Positive Trends in Average Revenues Continue

London and Paris 29 January 2003: Orange today announced strong performance in revenue and customer growth for the year ended 31 December 2002.

- **Customers**[1]: Group controlled customer base increased 9% in the year, to 44.4 million:
  - net additions were 1.1 million in Q4, 31% of the 3.6 million added in the year as a whole
  - strengthened market leadership and customer mix in core markets
  - Rest of World customers increased 13% year on year, to 11.8 million

- **Revenues**[1][8]: recurring network revenues up 14% year on year to €15.5 billion:
  - contribution from non-voice services increases 51% year on year to €1.7 billion, 10.8% of group recurring revenues (8.1% in 2001)
  - total revenues reach €17.1 billion (€15.3 billion in 2001)

- **Annual average revenues**[3]: previous encouraging trends in ARPU have continued, with growth in both voice and non-voice revenues.

UK[6]: overall annual average revenue per user up 5.7% to £259 (£245 for 2001)

- average non-voice revenue per user increased 32% over 2001, to £37, and accounted for 14.3% of UK recurring network revenues (11.2% in 2001)
- average voice revenue per user up 2.3% on 2001, to £222. The increase in voice ARPU since passing the inflection point (Q1 2002) has been 3.6%
- 64% of ARPU growth in the year came from non-voice services, 36% from voice
- contract ARPU up 2.4% to £557 (£544 in 2001). Prepay ARPU up 3.3% to £125 (£121 in 2001). Third consecutive quarter of increase in prepay average revenues

France: overall annual average revenue per user declined 3.8% to €377 (€392 in 2001), less than half the rate of decline experienced in 2001

- contract ARPU was €560 (€583 in 2001)and prepay ARPU was €163 (€175 in 2001)
- ARPU from non-voice services increased 27% to €33 (€26 in 2001), and accounted for 8.9% of recurring network revenues in the year (6.7% in 2001)

Graham Howe, Deputy Chief Executive Officer and Chief Operating Officer, said:

"These are good numbers, very much in line with our expectations and showing Orange's continuing momentum.

"Penetration levels across Europe are high, yet Orange continues to strengthen its market position and remains strongly focused on generating further growth by driving average customer usage, revenue and loyalty, hence building customer lifetime value. The positive trends, especially in the UK, show the success of this approach.

"***The future's bright, the future's Orange.***"

Customer and Revenue Growth for the Year Ended 31 December 2002

Customers

Orange Group increased its total controlled customer base[1] by 3.6 million in 2002, to 44.4 million, 9.0% above 2001's pro forma closing base of 40.7 million. The Group customer base increased by 1,123k in the fourth quarter 2002.

Orange France[2] added 1.4 million net new customers in 2002, including 421k in the final quarter, increasing its total market share to 49.8% (48.2% at the end of 2001).

Orange France's registered customer base is now over 19.2 million, of which 18.8 million (97.7%) are active under the "Autorité de Régulation des Télécommunications" ("ART") definition.

Orange France now has 10.7 million registered contract customers, 55.6% of the total base, compared with 9.4 million, 53.0%, at the end of 2001. Of the net growth in 2002, 89% was on contract tariffs.

Orange UK added 925k net new customers in 2002, resulting in the active customer base closing the year at 13.3 million, 7.5% higher than at the end of 2001. Net growth in the fourth quarter was 252k. As with Orange France, there was a successful focus on the quality of the customer mix, with 52% of 2002 net growth on contract tariffs. The contract customer base ended the year at over 4.2 million.

The prepay base closed the year at 9.1 million, with 448k net new customers in 2002, including 158k in the fourth quarter.

Orange Rest of World operations reflect strong underlying growth, offset in some cases by an increase in prepay inactivity levels. On a pro forma basis, the combined Rest of World operations added a total of 1.3 million net new customers in 2002, an increase of 12.6% and finished the year with 11.8 million customers. Net additions in the fourth quarter totalled 450k.

Revenues[1]

Pro forma Group recurring network revenues increased 13.6% over 2001, to €15.5 billion for the year ended 31 December 2002[8].

Orange France recurring network revenues grew 12.1% to €7.0 billion in 2002; Orange UK recurring network revenues grew 16.4% to €5.3 billion; and Rest of World recurring network revenues were €3.3 billion, up 13.2% compared to 2001.

Including equipment sales and other revenues, group total revenues were €17.1 billion for the year.

Average revenue per user ("ARPU") [(6)]

Average customer revenue trends continued to follow Orange's expectations, with a modest decline in France as the market expands, and the rate of year on year ARPU increase in the UK almost doubling to 5.7%, as we move beyond the inflection point.

Orange UK overall annual rolling average revenue per user[(6)] increased by 5.7% year on year to £259 (£245 at December 2001 and £255 at Q3 2002). The Q4 quarterly number, annualised, was higher again, at £267.

Within the overall ARPU, average voice revenues increased, by 2.3% to £222 per customer. Revenues from non-voice services increased by 32% to an average £37 per customer.

Throughout 2002, contract ARPU increased consistently through both voice and non-voice services, while prepay passed the inflection point, increasing over the last three successive quarters.

Contract ARPU was £557 for the year (£544 for 2001) and prepay ARPU was £125 (£121 for 2001).

Orange France overall annual average revenue per user was €377 for the year, down 3.8% from €392 (year ended December 2001). The rate of decline reduced progressively during 2002.

Annual average revenues per contract user were €560 for the year while average prepay revenues were €163. Orange believes that ARPU in France will continue towards inflection, helped by the improving customer mix, and general increases in customer usage.

Non-voice revenues

Usage of non-voice services continued to grow, and contributed €1.67 billion of revenues in 2002, 10.8% of Group recurring network revenues. In the UK, 14.3% of recurring network revenues came from non-voice services (11.2% in 2001). In Belgium, Switzerland, Denmark and the Netherlands, the proportion was also well over 10%, while in France, non-voice usage accounted for 8.9% of recurring network revenues, up from 6.7% in 2001.

The outlook for continued ARPU growth from non-voice services looks encouraging. During 2002, 64% of the growth in UK ARPU has been driven by non-voice services. However, the fact that 36% of ARPU growth came from voice revenue, in spite of reductions in both inbound and outbound tariffs, is also encouraging. UK voice ARPU increased 3.6% in the period Q2 to Q4 2002, since passing the voice ARPU inflection point in Q1.

For further information, please contact:

Orange SA
David Smyth
Group Director of Strategic and Investor Services + 44 (0) 20 7984 1691

Orange Media Centre
Denise Lewis
Group Director of Corporate Affairs + 44 (0) 20 7984 2000

Niamh Byrne
Group Head of Global Media Relations + 44 (0) 7977 002 811

Citigate Dewe Rogerson
Anthony Carlisle (+44 (0) 7973 611 888) + 44 (0) 20 7638 9571

France Telecom
Bruno Janet + 33 (0) 1 44 44 88 71
Senior Vice President Group Corporate Information

Nilou Ducastel + 33 (0) 1 44 44 93 93
Group Press Director France Telecom

Selected information for the three months and the years ended 31 December 2002 and 2001

Total revenues	*Three months ended 31 December (millions of €)* 2002	2001[(1)] pro forma	*Year ended 31 December (millions of €)* 2002[(1)]	2001[(1)] pro forma
	(unaudited)		(unaudited)	
Orange France	2,035	1,913	7,651	6,876
Orange UK	1,542	1,384	5,961	5,337
Rest of World	1,019	932	3,657	3,184
Inter segment eliminations	(54)	(18)	(184)	(67)
Total	**4,542**	**4,211**	**17,085**	**15,330**

Note: MobiNil's total revenues are proportionately consolidated (71.25%) into Rest of World's (and hence also Orange group's) total revenues in Q4 2002 and H2 2002, and on a pro forma basis in Q4 2001 and H2 2001.

Recurring network revenues	*Three months ended 31 December (millions of €)* 2002	2001[(1)] pro forma	*Year ended 31 December (millions of €)* 2002[(1)]	2001[(1)] pro forma
	(unaudited)		(unaudited)	
Orange France	1,778	1,651	6,989	6,234
Orange UK	1,381	1,239	5,345	4,590
Rest of World	891	825	3,258	2,879
Inter segment eliminations	(29)	(18)	(104)	(67)
Total	**4,021**	**3,697**	**15,488**	**13,636**

Note: MobiNil's recurring network revenues are proportionately consolidated (71.25%) into Rest of World's (and hence also Orange group's) recurring network revenues in Q4 2002 and H2 2002, and on a pro forma basis in Q4 2001 and H2 2001.

Customer net additions	*Three months ended 31 December (in thousands)* 2002	2001[(1)] pro forma	*Year ended 31 December (in thousands)* 2002[(1)]	2001[(1)] pro forma
	(unaudited)		(unaudited)	
Orange France	421	1,222	1,393	3,512
Orange UK	252	206	925	2,553
Rest of World	450	892	1,276	2,942
Total	**1,123**	**2,320**	**3,594**	**9,007**

Note: MobiNil's customer net additions are proportionately consolidated (71.25%) into Rest of World's (and hence also Orange group's) customer net additions in Q4 2002 and H2 2002, and on a pro forma basis in Q4 2001 and H2 2001.

Customer base	*As at 31 December (in thousands)* 2002	2001[(1)] Pro forma
Orange France	19,216	17,823
Orange UK	13,312	12,387
Rest of World	11,839	10,510
Total	**44,367**	**40,720**

Note: MobiNil's customer base is proportionately consolidated (71.25%) into Rest of World's (and hence also Orange group's) customer base in Q4 2002 and H2 2002, and on a pro forma basis in Q4 2001 and H2 2001.

Selected information for the three months and the years ended 31 December 2002 and 2001

Key business indicators for France, the UK and our other principal subsidiaries are set out below. ARPU numbers are stated on a rolling 12-month[3] basis.

	Three months ended 31 December		*Year ended 31 December*	
	2002	*2001*	*2002*	*2001*
France				
Customers (in thousands) (period end)			19,216	17,823
Contract			10,683	9,445
Prepay			8,533	8,378
Recurring network revenues (€ in millions)[5]	1,778	1,651	6,989	6,234
Equipment and other revenues (€ in millions)	257	262	662	642
Total revenues (€ in millions)	2,035	1,913	7,651	6,876
Annual average revenue per user (€)[3]			377	392
Contract			560	583
Prepay			163	175
UK				
Customers (in thousands) (period end)			13,312	12,387
Contract			4,238	3,761
Prepay			9,074	8,626
Recurring network revenues (€ in millions)[5]	1,381	1,239	5,345	4,590
Equipment and other revenues (€ in millions)	161	145	616	747
Total revenues (€ in millions)[6]	1,542	1,384	5,961	5,337
Annual average revenue per user (£)[3][6]			259	245
Contract			557	544
Prepay			125	121

Selected information for the three months and the years ended 31 December 2002 and 2001

	Three months ended 31 December		*Year ended 31 December*	
	2002	*2001[1]*	*2002*	*2001[1]*
Rest of World data				
The Netherlands – Dutchtone				
Customers (in thousands) (period end)			1,024	1,114
Total revenues (€ in millions)	104	89	400	363
Slovakia – Orange				
Customers (in thousands) (period end)			1,713	1,205
Total revenues (€ in millions)	88	69	315	235
Denmark – Orange				
Customers (in thousands) (period end)			509	600
Total revenues (€ in millions)	64	54	241	194
Romania – Orange				
Customers (in thousands) (period end)			2,211	1,637
Total revenues (€ in millions)	104	97	393	378
Belgium – Mobistar [7]				
Customers (in thousands) (period end)			2,305	2,547
Total revenues (€ in millions)	264	254	1,004	881
Switzerland – Orange				
Customers (in thousands) (period end)			963	925
Total revenues (€ in millions)	186	149	694	587
Egypt – MobiNil (at 71.25%)				
Customers[1] (in thousands) (period end)			1,626	1,449
Total revenues[1] (€ in millions)	113	116	247	243
Other Countries				
Customers (in thousands) (period end)[4]			1,488	1,033
Total revenues (€ in millions)	96	104	363	303
Total Rest of World				
Customers (in thousands) (period end)			11,839	10,510
Total revenues (€ in millions)	1,019	932	3,657	3,184

Note: MobiNil's total revenues and customer base are proportionately consolidated (71.25%) into Rest of World's (and hence also Orange group's) total revenues and customer base in Q4 2002 and H2 2002, and on a pro forma basis in Q4 2001 and H2 2001.

Notes

(1) Basis of preparation:
All references or comparisons to financial or operating data in respect of the year ended 31 December 2001 and three months ended 31 December 2001 relate to pro forma information prepared as if MobiNil, which was acquired from France Telecom on 1 July 2002, had been part of the Orange group over the period 1 July 2001 to 31 December 2001.

MobiNil's financial and operating data are proportionately consolidated (71.25%) into Rest of World and Orange group in Q4 2002 and H2 2002, and on a pro forma basis in Q4 2001 and H2 2001.

(2) Orange France includes metropolitan France, Orange Caraïbe and Orange Réunion.

(3) Annual average revenue per user ("ARPU") is calculated by dividing recurring network revenues for the previous 12 months by the weighted average number of our customers during the same

period. The weighted average number of our customers during a period is the average of the monthly average customer bases for the period. The monthly average customer base is calculated as the sum of the opening and closing customer bases for the month divided by two. ARPU is quoted on a revenue per customer per year basis. Orange France (mainland) does not currently receive revenues for voice calls from other French mobile network operators for calls from their networks that terminate on Orange France (mainland) network as in some other markets, in particular, the United Kingdom. As a consequence, French and UK ARPUs are not directly comparable.

(4) Includes all other customers of our controlled wirefree operations. We do not include the customers of companies in which we have a minority interest, such as Wind or MobilCom.

(5) Recurring network revenues include outgoing traffic, incoming traffic, access fees, visitor roaming and value added services.

(6) Prior to 1 October 2002, incoming call revenues arising from customers who have left Orange UK and transferred to one of the other UK networks, but who have kept their Orange numbers (Mobile Number Portability or "MNP"), were included in the calculation of Orange UK's overall and contract ARPUs. With effect from 1 October 2002, these revenues have been excluded from the calculation of Orange UK's network recurring revenues, and hence also the overall and contract ARPUs.

In order to enable like for like comparisons to be made, Orange UK's previously reported overall and contract ARPUs have been restated to exclude the same element of incoming call revenues arising from customers who have transferred to one of the other UK networks, but who have kept their Orange number. For clarity, the affected numbers are shown below under both bases of calculation.

Annual average revenue per user (£)
Restated to exclude incoming call revenue from MNP

	Q4 01	**Q1 02**	**Q2 02**	**Q3 02**	**Q4 02**
Overall ARPU	245	245	250	255	259
Contract ARPU	544	542	547	551	557

Annual average revenue per user (£)
Including incoming call revenue from MNP

	Q4 01	**Q1 02**	**Q2 02**	**Q3 02**	**Q4 02**
	As reported	*As reported*	*As reported*	*As reported*	*Like for like*
Overall ARPU	246	247	252	258	263
Contract ARPU	550	548	555	560	567

(7) Mobistar's customer and revenue numbers as reported by Orange differ from those reported by Mobistar as follows:

Customers: At the end of 2001, Mobistar's reported customer base included a number of inactive prepay customers and suspended postpaid customers. Mobistar's 2002 customer base excludes inactive prepay customers and suspended postpaid customers. On a like-for-like basis, excluding inactive prepay customers and suspended postpaid customers, Mobistar's 2001 customer base would have been 2,164k customers.

Revenues: The revenues reported by Orange for Mobistar include intra-group billings, which are excluded from Mobistar's own reported revenues. In 2001, Mobistar's reported revenues were €866 million, which excluded €15 million of intra-group billings and other revenues included in the €881 million revenue reported by Orange for Mobistar. In 2002, Mobistar reported revenues of €998 million, which exclude €6 million of intra-group billings included in Orange's total revenues for Mobistar of €1,004 million.

(8) To exclude the impact of fluctuations in exchange rates, 2001 recurring network revenues recalculated using 2002 exchange rates would be €13.5 billion, giving year on year growth of 14.3%. 2001 total revenues recalculated using 2002 exchange rates would be €15.2 billion, giving year on year growth of 12.2%.

03 FEB 12 AM 7:21

Paris, Londres, le 29 janvier 2003

FORTE CROISSANCE DU NOMBRE DE CLIENTS ET DU CHIFFRE D'AFFAIRES POUR L'EXERCICE CLOS LE 31 DECEMBRE 2002

Poursuite de l'évolution favorable du revenu moyen par client

Orange annonce une poursuite soutenue de son chiffre d'affaires et le développement rapide du nombre de ses clients pour l'année close le 31 décembre 2002.

- **Clients**(1) : La base de clientèle sous contrôle du groupe a augmenté de 9% cette année pour atteindre 44,4 millions de clients :
  - L'augmentation nette a été de 1,1 million de clients au 4e trimestre, soit 31% des 3,6 millions de nouveaux clients enregistrés sur l'ensemble de l'année
  - Le groupe renforce sa position de numéro un, ainsi que son « mix client » sur ses principaux marchés
  - Le nombre de clients dans le segment Reste du Monde a augmenté de 13% d'une année sur l'autre, pour atteindre désormais 11,8 millions

- **Chiffre d'affaires**(1)(8) : les revenus récurrents du réseau sont en hausse de 14% d'une année sur l'autre, pour atteindre 15,5 milliards d'euros :
  - La contribution des services dits « non-voix » augmente de 51% d'une année sur l'autre pour atteindre 1,7 milliard d'euros, soit 10,8% des revenus récurrents du groupe (contre 8,1% en 2001)
  - Le chiffre d'affaires total du groupe atteint 17,1 milliards d'euros (15,3 milliards d'euros en 2001)

- **Revenu moyen annuel**(3) : les tendances positives observées précédemment au niveau de l'ARPU sont confirmées, avec une croissance à la fois des services « voix » et « non-voix ».

  Royaume-Uni(6) : le revenu moyen annuel par client est en hausse de 5,7% à £259 (£245 en 2001)

  - Le revenu « non-voix » moyen par client est en hausse de 32% par rapport à 2001 à £37. Les revenus « non-voix » représentent 14,3% des revenus récurrents du réseau au Royaume-Uni (contre 11,2% en 2001)
  - Le revenu « voix » moyen par client est en hausse de 2,3% en 2001 à £222. L'augmentation de l'ARPU « voix » depuis qu'il a franchi le point d'inflexion (1er trimestre 2002) a été de 3,6%
  - 64% de la croissance de l'ARPU au cours de l'année provient des services « non-voix » et 36% des services « voix »
  - L'ARPU des clients contrat est en hausse de 2,4% à £557 (£544 en 2001). L'ARPU des clients prépayés est en hausse de 3,3% à £125 (£121 en 2001). Pour le troisième trimestre consécutif, le revenu moyen des clients prépayés augmente.

France : Le revenu moyen annuel par client a baissé de 3,8% pour s'établir à €377 (€392 en 2001), soit un taux de décroissance inférieur de plus de moitié au taux constaté en 2001.

- L'ARPU des clients contrat a été de €560 (€583 en 2001) et celui des clients prépayés de €163 (€175 en 2001)
- L'ARPU des services « non-voix » a augmenté de 27% pour atteindre €33 (€26 en 2001). Ils représentent 8,9% des revenus récurrents du réseau pour l'année (6,7% en 2001)

Graham Howe, Directeur Général Adjoint et Directeur des Opérations, a déclaré :

« Ces chiffres sont bons. Ils sont tout à fait conformes à nos attentes et montrent qu'Orange continue sur sa lancée. »

« Les taux de pénétration en Europe sont élevés. Pourtant, Orange continue à renforcer sa position et à concentrer ses efforts sur la poursuite de la croissance. En augmentant la consommation moyenne, le revenu moyen et la fidélité de nos clients, nous développons la valeur de notre clientèle. Les tendances positives observées, notamment au Royaume-Uni, traduisent le succès de cette approche. »

Croissance du nombre de clients et du chiffre d'affaires pour l'année close le 31 décembre 2002

Clients

Le nombre total de clients sous contrôle[1] du **groupe Orange** a augmenté de 3,6 millions en 2002, pour atteindre 44,4 millions, soit 9% de plus que la base de clôture pro forma de 40,7 millions. La clientèle du groupe a crû de 1 123 000 clients au cours du quatrième trimestre 2002.

Orange France[2] a enregistré 1,4 million de nouveaux clients nets en 2002, dont 421 000 pendant le dernier trimestre, ce qui porte sa part de marché totale à 49,8% (48,2% fin 2001).

Le nombre de clients enregistrés par Orange France est maintenant supérieur à 19,2 millions, dont 18,8 millions (97,7%) de clients actifs d'après la définition de l'Autorité de Régulation des Télécommunications (« ART »).

Orange France enregistre désormais 10,7 millions de clients contrat, soit 55,6% du nombre total de clients, à comparer aux 9,4 millions de clients fin 2001, soit 53%. 89% de la croissance nette en 2002 était imputable à des offres contrat.

Orange UK a enregistré 925 000 nouveaux clients nets en 2002, terminant donc l'année avec 13,3 millions de clients actifs, soit 7,5% de plus que fin 2001. La croissance nette du quatrième trimestre a été de 252 000 clients. Au même titre qu'Orange France, Orange UK s'est concentré avec succès sur la qualité du mix client, avec 52% de la croissance nette due aux offres contrat. A la fin de l'année, le nombre de clients contrat était supérieur à 4,2 millions.

Le nombre de clients prépayés était de 9,1 millions à la fin de l'année, avec 448 000 nouveaux clients nets en 2002, dont 158 000 au quatrième trimestre.

Les activités **Orange « Reste du Monde »** enregistrent une croissance importante au niveau du nombre de leurs clients, compensée dans certains cas par une augmentation des niveaux d'inactivité en prépayé. Sur une base pro forma, les opérations combinées du segment Reste du Monde ont amené un total de 1,3 million

de nouveaux clients nets en 2002, soit une augmentation de 12,6%, et ont terminé l'année avec 11,8 millions de clients. L'augmentation nette du nombre de clients au cours du quatrième trimestre a atteint 450 000 personnes au total.

Chiffre d'Affaires(1)

Au niveau du groupe, les revenus récurrents pro forma du réseau ont augmenté de 13,6% par rapport à 2001, pour atteindre 15,5 milliards d'euros pour l'année close le 31 décembre 2002(8).

Les revenus récurrents du réseau chez Orange France ont augmenté de 12,1% pour atteindre 7 milliards d'euros en 2002. Au Royaume-Uni, ils ont progressé de 16,4%, atteignant 5,3 milliards d'euros. Pour le segment Reste du Monde, ils se sont élevés à 3,3 milliards d'euros, en hausse de 13,2% par rapport à 2001.

Le chiffre d'affaires total du groupe, incluant les ventes de terminaux et autres revenus, se sont élevés à 17,1 milliards d'euros pour l'année.

Revenu moyen annuel par client (« ARPU »)(6)

Les tendances du revenu moyen par client ont continué à être à la hauteur des attentes d'Orange, avec une baisse modeste en France au fur et à mesure que le marché se développe et au Royaume-Uni, où nous avons dépassé le point d'inflexion, avec un quasi-doublement d'une année sur l'autre du taux de croissance de l'ARPU à 5,7%.

Le revenu moyen annuel par client d'**Orange UK**(6) a augmenté de 5,7% d'une année sur l'autre pour atteindre £259 (£245 en décembre 2001 et £255 au troisième trimestre 2002). Le revenu annualisé du quatrième trimestre était à nouveau plus élevé, atteignant £267.

Dans l'ARPU global, le revenu « voix » moyen a augmenté de 2,3% pour atteindre £222 par client. Les revenus des services « non-voix » ont augmenté de 32% pour atteindre £37 en moyenne par client.

En 2002, l'ARPU des clients contrat a augmenté régulièrement grâce à l'utilisation des services « voix » et « non-voix », alors que l'ARPU prépayé franchissait le point d'inflexion, augmentant successivement au cours des trois derniers trimestres.

L'ARPU des clients contrat a été de £557 pour l'année (£544 pour 2001) et celui des clients prépayés s'est élevé à £125 (£121 pour 2001).

Le revenu moyen annuel par client d'**Orange France** s'est élevé à €377 pour l'année, en baisse de 3,8% par rapport aux €392 de l'année close en décembre 2001. Le taux de fléchissement a progressivement diminué au cours de l'année 2002.

Le revenu moyen annuel par client contrat a été de €560 pour l'année alors que le revenu moyen prépayé s'est élevé à €163. Orange estime que l'évolution de l'ARPU en France se poursuivra jusqu'à ce qu'il atteigne le point d'inflexion, à mesure que s'améliore le mix client et qu'augmente la consommation des clients en général.

Revenus « non-voix »

L'utilisation des services « non-voix » continue à croître et à généré 1,67 milliard d'euros de revenus en 2002, soit 10,8% des revenus récurrents du réseau du groupe. Au Royaume-Uni, 14,3% des revenus récurrents du réseau sont issus des services « non-voix » (11,2% en 2001). En Belgique, en Suisse, au Danemark et aux Pays-Bas, la proportion a également été bien supérieure à 10% alors qu'en France, l'usage « non-voix » a représenté 8,9% des revenus récurrents du réseau, en hausse par rapport aux 6,7% de 2001.

Les perspectives de poursuite de la croissance de l'ARPU « non-voix » semblent encourageantes. En 2002, 64% de la croissance de l'ARPU au Royaume-Uni a été imputable à des services « non-voix ». Le fait que 36% de la croissance de l'ARPU soit issue de l'usage des services « voix », malgré les réductions tarifaires des appels entrants et sortants, est également encourageant. L'ARPU « voix » au Royaume-Uni, après avoir dépassé le point d'inflexion au 1er trimestre, a augmenté de 3,6% entre le deuxième et le quatrième trimestre 2002.

Pour de plus amples informations, veuillez contacter :

Orange SA
David Smyth
Directeur Services Stratégiques et Relations Investisseurs + 44 (0) 20 7984 1691

Service de Presse Orange
Denise Lewis
Directeur de la Communication + 44 (0) 20 7984 2000

Niamh Byrne
Chef du Service de Presse + 44 (0) 7977 002 811

Citigate Dewe Rogerson
Anthony Carlisle (+44 (0) 7973 611 888) + 44 (0) 20 7638 9571

France Telecom
Bruno Janet + 33 (0) 1 44 44 88 71
Directeur de l'Information

Nilou Ducastel + 33 (0) 1 44 44 93 93
Chef du Service de Presse
Sébastien Goalès

Résumé des données pour les trimestres et exercices clos les 31 décembre 2002 et 2001

Chiffre d'affaires	*Trimestre clos le 31 décembre (millions d'€)*		*Exercice clos le 31 décembre (millions d'€)*	
	2002	2001(1) pro forma	2002(1)	2001(1) pro forma
	(non audité)		(non auditée)	
Orange France	2 035	1 913	7 651	6 876
Orange UK	1 542	1 384	5 961	5 337
Reste du Monde	1 019	932	3 657	3 184
Opérations intra-groupe	(54)	(18)	(184)	(67)
Total	**4 542**	**4 211**	**17 085**	**15 330**

Note : le chiffre d'affaires de MobiNil est consolidé proportionnellement (71,25%) dans le chiffre d'affaires du Reste du Monde (et par conséquent dans celui du groupe Orange) au 4e trimestre et 2e semestre 2002, et sur une base pro forma au 4e trimestre et 2e semestre 2001.

Revenus récurrents du réseau	*Trimestre clos le 31 décembre (millions d'€)*		*Exercice clos le 31 décembre (millions d'€)*	
	2002	2001(1) pro forma	2002(1)	2001(1) pro forma
	(non audité)		(non audité)	
Orange France	1 778	1 651	6 989	6 234
Orange UK	1 381	1 239	5 345	4 590
Reste du Monde	891	825	3 258	2 879
Opérations intra-groupe	(29)	(18)	(104)	(67)
Total	**4 021**	**3 697**	**15 488**	**13 636**

Note : les revenus récurrents du réseau de MobiNil sont consolidés proportionnellement (71,25%) dans les revenus récurrents du réseau du Reste du Monde (et par conséquent dans ceux du groupe Orange) au 4e trimestre et 2e semestre 2002, et sur une base pro forma au 4e trimestre et 2e semestre 2001.

Nouveaux clients, nets	*Trimestre clos le 31 décembre (en milliers)*		*Exercice clos le 31 décembre (en milliers)*	
	2002	2001(1) pro forma	2002(1)	2001(1) pro forma
	(non audité)		(non audité)	
Orange France	421	1 222	1 393	3 512
Orange UK	252	206	925	2 553
Reste du Monde	450	892	1 276	2 942
Total	**1 123**	**2 320**	**3 594**	**9 007**

Note : les clients supplémentaires nets de MobiNil sont consolidés proportionnellement (71,25%) dans les clients supplémentaires nets du Reste du Monde (et par conséquent dans ceux du groupe Orange) au 4e trimestre et 2e semestre 2002, et sur une base pro forma au 4e trimestre et 2e semestre 2001.

Nombre de clients	*Au 31 décembre (en milliers)*	
	2002	2001(1) pro forma
Orange France	19 216	17 823
Orange UK	13 312	12 387
Reste du Monde	11 839	10 510
Total	**44 367**	**40 720**

Note : le nombre de clients de MobiNil est consolidé proportionnellement (71,25%) dans le nombre de clients du Reste du Monde (et par conséquent dans ceux du groupe Orange) au 4e trimestre et 2e semestre 2002, et sur une base pro forma au 4e trimestre et 2e semestre 2001.

Résumé des données pour les trimestres et exercices clos les 31 décembre 2002 et 2001

Les indicateurs commerciaux clés pour la France, le Royaume-Uni et nos autres filiales principales sont définis ci-dessous. Les chiffres d'ARPU sont exprimés sur la base d'une moyenne glissante de 12 mois[3].

	Trimestre clos le 31 décembre		*Exercice clos le 31 décembre*	
	2002	***2001***	***2002***	***2001***
France				
Clients (en milliers) (fin de période)			19 216	17 823
Contrat			10 683	9 445
Prépayé			8 533	8 378
Revenus récurrents du réseau (en millions d'€)[5]	1 778	1 651	6 989	6 234
Vente de terminaux et autres revenus (en millions d'€)	257	262	662	642
Total chiffre d'affaires (en millions d'€)	2 035	1 913	7 651	6 876
Revenu moyen annuel par client (€)[3]			377	392
Contrat			560	583
Prépayé			163	175
Royaume-Uni				
Clients (en milliers) (fin de période)			13 312	12 387
Contrat			4 238	3 761
Prépayé			9 074	8 626
Revenus récurrents du réseau (en millions d'€)[5]	1 381	1 239	5 345	4 590
Vente de terminaux et autres revenus (en millions d'€)	161	145	616	747
Total chiffre d'affaires (en millions d'€)[6]	1 542	1 384	5 961	5 337
Revenu moyen annuel par client (£)[3][6]			259	245
Contrat			557	544
Prépayé			125	121

Résumé des données pour les trimestres et exercices clos les 31 décembre 2002 et 2001

	Trimestre clos le 31 décembre		Exercice clos le 31 décembre	
	2002	2001[1]	2002	2001[1]
Données pour le segment Reste du Monde				
Pays-Bas – Dutchtone				
Clients (en milliers) (fin de période)			1 024	1 114
Chiffre d'affaires (en millions d'€)	104	89	400	363
Slovaquie – Orange				
Clients (en milliers) (fin de période)			1 713	1 205
Chiffre d'affaires (en millions d'€)	88	69	315	235
Danemark – Orange				
Clients (en milliers) (fin de période)			509	600
Chiffre d'affaires (en millions d'€)	64	54	241	194
Roumanie – Orange				
Clients (en milliers) (fin de période)			2 211	1 637
Chiffre d'affaires (en millions d'€)	104	97	393	378
Belgique – Mobistar[7]				
Clients (en milliers) (fin de période)			2 305	2 547
Chiffre d'affaires (en millions d'€)	264	254	1 004	881
Suisse – Orange				
Clients (en milliers) (fin de période)			963	925
Chiffre d'affaires (en millions d'€)	186	149	694	587
Egypte – MobiNil (à 71,25%)				
Clients[1] (en milliers) (fin de période)			1 626	1 449
Chiffre d'affaires [1] (en millions d'€)	113	116	247	243
Autres pays				
Clients (en milliers) (fin de période)[4]			1 488	1 033
Chiffre d'affaires (en millions d'€)	96	104	363	303
Total Reste du Monde				
Clients (en milliers) (fin de période)			11 839	10 510
Chiffre d'affaires (en millions d'€)	1 019	932	3 657	3 184

Note : le chiffre d'affaires et le nombre de clients de MobiNil sont consolidés proportionnellement (71,25%) dans le chiffre d'affaires et le nombre de clients du Reste du Monde (et par conséquent dans ceux du groupe Orange) au 4e trimestre et 2e semestre 2002, et sur une base pro forma au 4e trimestre et 2e semestre 2001.

Remarques

(1) Bases de préparation des comptes :
Toute référence ou comparaison avec des données financières ou opérationnelles relatives à l'exercice ou le trimestre clos le 31 décembre 2001 sont établies sur la base des résultats pro forma de MobiNil, acquise auprès de France Télécom le 1er juillet 2002, comme si la société avait fait partie du groupe Orange au cours de la période allant du 1er juillet au 31 décembre 2001.

Les données financières et opérationnelles de MobiNil sont consolidées proportionnellement (71,25%) dans le Reste du Monde et le groupe Orange au 4e trimestre et 2e semestre 2002, et sur une base pro forma au 4e trimestre et 2e semestre 2001.

(2) Orange France inclut la France métropolitaine, Orange Caraïbe et Orange Réunion.

(3) Le revenu moyen annuel par client (« ARPU ») est calculé en divisant les revenus récurrents du réseau pour les 12 mois précédents par la moyenne pondérée du nombre de clients pendant la même période. La moyenne pondérée du nombre de clients pendant une période est la moyenne des moyennes mensuelles du nombre de clients pour la période. La moyenne mensuelle est la moyenne arithmétique du nombre de clients en début et en fin de mois divisée par deux. L'ARPU est exprimé comme un chiffre d'affaires annuel par client. Orange France (métropolitaine) ne perçoit actuellement pas de revenus des autres opérateurs mobiles français pour les appels passés à partir de leurs réseaux et qui aboutissent sur le réseau (métropolitain) d'Orange France, comme cela est le cas dans d'autres marchés, notamment au Royaume-Uni. Par conséquent, les ARPU en France et au Royaume-Uni ne sont pas directement comparables.

(4) Comprend tous les clients de toutes nos filiales majoritaires ayant des activités de télécommunications mobiles, à l'exclusion des clients des entités dans lesquelles le groupe détient des intérêts minoritaires, telles que Wind ou MobilCom.

(5) Les revenus récurrents du réseau comprennent les appels sortants, les appels entrants, les frais d'accès au réseau, le roaming visiteurs et les services à valeur ajoutée.

(6) Avant le 1er octobre 2002, les revenus des appels entrants dus à des clients ayant quitté Orange UK pour l'un des autres réseaux au Royaume-Uni, tout en conservant leurs numéros Orange (portabilité du numéro de mobile ou « MNP »), ont été inclus dans le calcul de l'ARPU global et de l'ARPU des clients contrat d'Orange UK. A partir du 1er octobre 2002, ces revenus ont été exclus du calcul des revenus récurrents du réseau d'Orange UK et, par conséquent, de l'ARPU global et de l'ARPU des clients contrat.

A titre de comparaison, l'ARPU global et l'ARPU des clients contrat indiqués précédemment pour Orange UK ont été recalculés afin d'exclure les revenus des appels entrants des clients ayant changé pour l'un des autres réseaux au Royaume-Uni tout en conservant leur numéro Orange. Les chiffres concernés sont présentés selon les deux méthodes de calcul dans les tableaux ci-dessous.

	Revenu moyen annuel par client (£) Recalculés pour exclure les revenus des appels entrants MNP				
	T4 01	**T1 02**	**T2 02**	**T3 02**	**T4 02**
ARPU global	245	245	250	255	259
ARPU contrat	544	542	547	551	557

	Revenu moyen annuel par client (£) Comprenant les revenus des appels entrants MNP				
	T4 01	**T1 02**	**T2 02**	**T3 02**	**T4 02**
	Publié	*Publié*	*Publié*	*Publié*	*Comparable*
ARPU global	246	247	252	258	263
ARPU contrat	550	548	555	560	567

(7) Les chiffres publiés par Orange en ce qui concerne les clients et le chiffre d'affaires de Mobistar diffèrent de ceux rapportés par Mobistar pour les raisons suivantes :

Clients : Fin 2001, le nombre de clients publiés par Mobistar comprenait un certain nombre de clients prépayés inactifs et de clients postpayés suspendus pour retard de paiement. La base de clientèle 2002 de Mobistar exclut les clients prépayés inactifs et les clients postpayés suspendus. A périmètre comparable, en excluant les clients prépayé inactifs et les clients postpayés suspendus, la clientèle 2001 de Mobistar aurait compté 2 164 000 clients.

Chiffre d'affaires : Le chiffre d'affaires publié par Orange pour Mobistar inclut les facturations intra-groupe, lesquelles sont exclues du chiffre d'affaires publié par la société Mobistar elle-même. En 2001, le chiffre d'affaires publié par Mobistar s'est élevé à 866 millions d'euros. Ce montant était corrigé des 15 millions d'euros de facturations intra-groupe et autres revenus inclus dans le chiffre d'affaires de 881 millions d'euros publié par Orange pour Mobistar. En 2002, le chiffre d'affaires de 998 millions d'euros publié par Mobistar excluait 6 millions d'euros de facturations intra-groupe inclus dans les 1 004 millions d'euros publiés par Orange pour Mobistar.

(8) Afin d'exclure l'impact de l'évolution des taux de change, les revenus récurrents du réseau en 2001 recalculés en utilisant les taux de change 2002 s'élèvent à 13,5 milliards d'euros, ce qui représente une croissance d'une année sur l'autre de 14,3%. Le chiffre d'affaires total 2001 recalculé en utilisant les taux de change 2002 s'élève à 15,2 milliards d'euros, soit une croissance d'une année sur l'autre de 12,2%.